Leonardo Dias                                             [TELEMIG CELULAR LOGO]
Associate Director of
Investor Relations
Ldias@telepart.com.br
Phone:  (55 61) 429-5673


TELEMIG CELULAR PARTICIPACOES S.A.
REPORTS THIRD QUARTER 2004 RESULTS

- EBITDA of R$114 million or 45% of net service revenues for the quarter
- Client base reached 2.6 million for the quarter
- Year-to-date positive free cash flow of R$264 million leading to a negative net debt of R$388 million

Brasilia, November 04, 2004 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of wireless telecommunications services in the State of Minas Gerais, today announced its third quarter 2004 results. The Company registered 76,428 new customers for the quarter, increasing its client base to 2,595,567. EBITDA reached R$113.6 million in the 3Q04, representing 44.5 % of net service revenues.


Operating Highlights:

Net additions of 76,428 customers in the 3Q04
--------------------------------------------------------------------------------

The Company's customer base reached 2,595,567 during the third quarter of 2004, representing a 20% increase over the same quarter of the previous year. Net additions for the quarter reached 76,428 customers.

For the 3Q04, prepaid net additions were 77,980, bringing the total prepaid base to 1,863,582 or 72% of the total base. The postpaid base slightly decreased by 1,552 customers, ending the quarter with 731,985 customers or 28% of the total base.

                               CLIENT BASE (000s)

                3Q03           4Q03           1Q04           2Q04           3Q04

Postpaid        1,490         1,614          1,698          1,785          1,864

Prepaid           680           708            712            734            732

Total           2,170         2,322          2,410          2,519          2,596


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


Churn rate
--------------------------------------------------------------------------------

For the third quarter of the year, the blended annualized churn rate increased to 34% from the 31% registered in the 2Q04 due to higher churn rates in the prepaid segment. When compared to the previous quarter, the annualized prepaid churn rate increased to 39% from 34%. This increase is associated with the profile of prepaid clients acquired during the Christmas sales campaigns in 2003. For the postpaid segment, churn rates decreased to 21% when compared to the 23% registered in the previous quarter. Despite the increasingly competitive environment, this was the sixth consecutive quarter with a postpaid churn rate below 25%.

                             CHURN RATE (annualized)


   3Q03    4Q03      1Q04       2Q04       3Q04               9Mo03      9Mo04
    22%     22%       22%        23%        21%   Postpaid     23%        22%
    17%     32%       30%        34%        39%   Prepaid      30%        35%
    19%     29%       27%        31%        34%   Blended      28%        31%


SMP Rules
--------------------------------------------------------------------------------

As of August 1, 2004, Telemig Celular started offering the long distance carrier selection code (Codigo de Selecao de Prestadora - CSP) option to its clients. As a result, clients must choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by the Personal Mobile Service (Servico Movel Pessoal - "SMP") rules. The Company no longer receives revenues from VC2 or VC3, but now receives interconnection revenues from the use of its network for those calls.

Additionally, the Bill & Keep rule was adopted for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is either less than 45% or exceeds 55%.


Operating revenues
--------------------------------------------------------------------------------

Net service revenues were impacted by the implementation of the aforementioned SMP rules. For the 3Q04, net service revenues totaled R$255.2 million, a decrease of R$22.5 million over the previous quarter. Excluding the impact of the implementation of the CSP and Bill & Keep rules, net service revenues would have been R$284.8 million (see table on page 5), representing an increase of 3% when compared to the previous quarter.

Starting this quarter, the Company will disclose data revenues as a percentage of net service revenues, which are comprised of: short message service (SMS), data service monthly fee, icons and ringtone downloads, among others. It is worth mentioning that data revenues are primarily comprised of SMS revenues. For the 3Q04, data revenues represented 5.2% of net services revenues.

Net equipment revenues totaled R$19.1 million, a decrease of 30% when compared to the 2Q04. This decrease was related to weaker sales associated with seasonal factors during the quarter.

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

As a result, total net revenues were R$274.3 million for the quarter, 10% lower when compared to the previous quarter and 1% lower when compared to same quarter of 2003. Considering the pro-forma net service revenues of R$284.8 million (see table on page 5), total net revenues would have been R$303.9 million, remaining fairly stable when compared to the previous quarter.

For the 3Q04, handset subsidies for client acquisitions were R$5.7 million, or R$19.5 per gross addition, substantially lower than the R$9.2 million, or R$30.8 per gross addition registered in the previous quarter. This steep decrease can be explained by the lower acquisitions and lower average handset inventory cost related to a weakening Dollar.


Operating costs and expenses
--------------------------------------------------------------------------------

As a result of implementation of the SMP rules, the Company registered lower interconnection costs, which led to lower cost of services for the quarter. Cost of services for the 3Q04 totaled R$67.3 million, 19% lower when compared with the previous quarter. Excluding this impact, cost of services would have been R$97.8 million (see table on page 5).

Selling and marketing expenses for the quarter totaled R$45.5 million (18% of net service revenues), representing an increase of 15% when compared to the 2Q04. This increase is mainly due to retention efforts towards the postpaid base that were implemented during the quarter.

Customer acquisition costs for the 3Q04 increased to R$121 from the R$113 reported in the 2Q04. When compared to the same quarter of the previous year, customer acquisition costs decreased by 7%, despite the competitive scenario.

Retention costs, as a percentage of net service revenues, reached 11.0% for the 3Q04 and 9.3% year-to-date.

G&A for the quarter reached 7% of net service revenues, and were higher than the 6% registered in the previous quarter. Bad debt decreased from R$5.9 million in the 2Q04 to R$5.2 million reported in the 3Q04. When compared to the same quarter of the previous year, bad debt expense, as a percentage of net service revenues, increased by 0.2 p.p.

                                    Bad Debt

                          3Q03  4Q03  1Q04  2Q04  3Q04                               9Mo03  9Mo04
% of net service revenues 1.8%  0.6%  2.3%  2.1%  2.0%    % of net service revenues  1.6%    2.2%
% of total net revenues   1.6%  0.5%  2.2%  1.9%  1.9%    % of total net revenues    1.5%    2.0%

Average revenue per user (ARPU)
--------------------------------------------------------------------------------

ARPUs were also impacted by the implementation of the SMP rules.

Postpaid MOU (minutes of use) for the 3Q04 totaled 202, which represented a 2% increase when compared to the 199 registered in the previous quarter. Despite the increase of the postpaid MOU, postpaid ARPU has decreased by 9%, reaching R$ 75.4, as a consequence of the implementation of the SMP rules. Excluding this impact, postpaid ARPU would have been R$83.7 (see table on page 4), representing an increase of 1% when compared to the previous quarter.

[LOGO]
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

Prepaid MOU (minutes of use) for the 3Q04 remained stable reaching 37. Prepaid ARPU decreased by 12% reaching R$14.3 in the 3Q04 compared to the R$16.2 reported in the 2Q04. Excluding the implementation of the SMP rules' impact, prepaid ARPU would have been R$15.6 (see table below), representing a decrease of 4% when compared to the previous quarter.

As a result, blended ARPU for the 3Q04 decreased to R$31.8 compared to the R$35.8 registered in the 2Q04. Excluding the implementation of the SMP rules' impact, blended ARPU would have been R$35.1 (see table below), remaining fairly stable when compared to the previous quarter.

                                    ARPU (R$)


3Q03      4Q03       1Q04    2Q04     3Q04               9Mo03    9Mo04
80.1      85.9       82.8    82.8     75.4    Postpaid    76.9    80.3
18.4      18.6       16.7    16.2     14.3    Prepaid     19.7    15.7
38.1      39.5       36.5    35.8     31.8    Blended     38.4    34.6

                                3Q04           3Q04         (Delta)
                                            Pro-forma*
-------------------------------------------------------------------
ARPU - Blended                      31.8          35.1       (3.3)
-------------------------------------------------------------------
ARPU - Postpaid                     75.4          83.7       (8.3)
-------------------------------------------------------------------
ARPU - Prepaid                      14.3          15.6       (1.3)
-------------------------------------------------------------------
* Estimates considering SMC rules for the months of August and September.


Market share estimated at 51% in the quarter
--------------------------------------------------------------------------------

Market share was estimated at 51% compared to the 53% registered in the previous quarter. Gross sales share for the 3Q04 was an estimated 38%, below the 44% reported for the second quarter.


EBITDA margin of 44.5% of net service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2004 reached R$113.6 million and 44.5%, respectively, compared to the R$124.9 million and 45.0% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$373.4 million and 46.5%, respectively.

                              EBITDA (R$ millions)

3Q03    4Q03    1Q04    2Q04    3Q04                    9Mo03   9Mo04
123.9   134.5   134.9   124.9   113.6  EBITDA           355.0   373.4
49.0%   48.9%   50.0%   45.0%   44.5%  EBITDA Margin    48.7%   46.5%


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


        (R$ millions)             3Q04        3Q04          (Delta)
                                           Pro-forma*
-------------------------------------------------------------------
Net Service Revenues                 255.2       284.8      (29.6)
-------------------------------------------------------------------
Cost of Services                      67.3        97.8      (30.5)
-------------------------------------------------------------------
SMP migration impact                                           0.9
-------------------------------------------------------------------
* Estimates considering SMC rules for the months of August and September.


Depreciation and amortization
--------------------------------------------------------------------------------

For the 3Q04, depreciation and amortization reached R$57.8 million as opposed to the R$59.2 million registered in the previous quarter. Year-to-date depreciation and amortization expenses reached R$177.7 million. When compared to 2003 year-to-date figures, depreciation and amortization expenses increased by 24% or R$34.5 million. This increase primarily reflects a change in the depreciation rate of the TDMA network conducted in the 4Q03, increasing it from 12.5% p.a. to 25.0% p.a.


Net financial income of R$38.0 million for the quarter
--------------------------------------------------------------------------------

                                                        R$ millions
--------------------------------------------------------------------------------
                                                  3Q04                    YTD
--------------------------------------------------------------------------------
Interest Expense (a)                             (27.3)                 (72.9)
--------------------------------------------------------------------------------
Interest Income (b)                               18.9                  111.0
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)                  46.4                    0.7
--------------------------------------------------------------------------------
Net Financial Income (Expense)                    38.0                   38.8
--------------------------------------------------------------------------------
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

                                                               R$ millions
  -----------------------------------------------------------------------------
                                                            3Q04         YTD
  -----------------------------------------------------------------------------
  Expense related to debt denominated in foreign currency    36.1        (32.8)
    ---------------------------------------------------------------------------
  Gain (loss) on hedging operations                         (29.4)       (12.5)
  -----------------------------------------------------------------------------
  Sub-total                                                   6.7        (45.3)
  -----------------------------------------------------------------------------
  Expense related to debt denominated in Reais               (2.7)        (9.5)
  -----------------------------------------------------------------------------
  Financial expense (debt related)                            4.0        (54.8)
  -----------------------------------------------------------------------------
  Net financial expense (not related to debt)**               0.6         (2.5)
  -----------------------------------------------------------------------------
  Sub-total                                                   4.6        (57.3)
  -----------------------------------------------------------------------------
  Interest income - cash investing activities                33.4         96.1
  -----------------------------------------------------------------------------
  Net Financial Income (Expense)                             38.0         38.8
  -----------------------------------------------------------------------------
 * Net of PIS/COFINS on interest income.
 ** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF


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


Year-to-date net income of R$128 million
--------------------------------------------------------------------------------

Net income for the 3Q04 totaled R$55.7 million, or R$3.181 per ADS (R$0.159 per thousand shares). Year-to-date, net income reached R$128.1 million, or R$7.320 per ADS (R$0.366 per thousand shares). When compared to the first nine months of 2003, net income decreased by 8% or R$11.9 million.


Total debt of R$593.7 million
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$593.7 million: 87.6% denominated in foreign currencies (82.2% denominated in U.S. Dollars and 5.4% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 47.7% was hedged.


Negative net debt of R$388.1 million for the quarter
--------------------------------------------------------------------------------

As of September 30, 2004, the Company's indebtedness was offset by cash and cash equivalents (R$954.0 million) and accounts receivable from hedging operations (R$27.8 million), resulting in a negative net debt of R$388.1 million.

                                    NET DEBT


3Q03            4Q03            1Q04            2Q04            3Q04
(117)           (191)           (273)           (312)           (388)

Investments totaled R$72.5 million for the quarter
--------------------------------------------------------------------------------

During the third quarter of 2004, Telemig Celular's capital expenditures were R$72.5 million compared to the R$17.6 million registered in the previous quarter. This increase is associated with the beginning of the implementation of the GSM network. Year-to-date investments totaled R$113.2 million.


CAPEX breakdown
--------------------------------------------------------------------------------

     CAPEX (R$ millions)     3Q03     4Q03        1Q04        2Q04         3Q04
--------------------------------------------------------------------------------
Network                      5.6      16.1        16.2         8.9         57.9
--------------------------------------------------------------------------------
IS/IT                        9.2       9.7         6.6         5.7          5.3
--------------------------------------------------------------------------------
Others                       1.2       1.0         0.4         3.0          9.3
--------------------------------------------------------------------------------
T O T A L                   16.0      26.8        23.2        17.6         72.5
--------------------------------------------------------------------------------


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

Debt payment schedule
--------------------------------------------------------------------------------

       Year               R$ millions          % denominated
                                                    in
                                             foreign currency
-----------------------------------------------------------------
2004                          79.4                   80%
-----------------------------------------------------------------
2005                         225.8                   74%
-----------------------------------------------------------------
2006                          59.7                  100%
-----------------------------------------------------------------
2007                           0.1                  100%
-----------------------------------------------------------------
2008                            --                    --
-----------------------------------------------------------------
2009                         228.7                  100%
-----------------------------------------------------------------
Total                        593.7                   88%
--------------------------------------------------------------------------------

Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$71.2 million, representing a decrease of R$49.2 million when compared to the previous quarter. Year-to-date, free cash flow amounted to a positive R$264.1 million.


Strong financial ratios
-------------------------------------------------------------------------------

            Ratios                3Q03       4Q03      1Q04      2Q04      3Q04
--------------------------------------------------------------------------------
Net Debt/EBITDA (1)              (0.26)     (0.39)    (0.53)    (0.60)    (0.76)
--------------------------------------------------------------------------------
Net Debt/Total Assets              (7%)      (11%)     (14%)     (16%)     (20%)
--------------------------------------------------------------------------------
Interest Coverage Ratio (1)        6.9        9.6      10.2      12.0      10.3
--------------------------------------------------------------------------------
Current Liquidity Ratio            2.5        2.3       2.9       3.2       3.1
--------------------------------------------------------------------------------
(1) Last twelve months


Awards/Recognition
--------------------------------------------------------------------------------

o Telemig Celular Participacoes won the award "The Best of Dinheiro -2004" sponsored by "Isto E Dinheiro Magazine" in the following categories:
        -   The Best Company in the Telecommunications Sector, and
        - The Best Company in the Social and Environmental Management for the Telecommunications Sector;
o Evandro Canabrava (CIO) won "IT Leaders 2004 Award" sponsored by IDG - International Data Group, for the telecommunications sector, and;
o Telemig Celular won awards sponsored by ABERJE in the following categories:
        -   Clicnet: the best intranet of the Middle-West/East region;
        - Pulse Magazine: the best internal magazine of the Middle-West/East region; and
        -   "Bons Conselhos" Magazine: the best external magazine of Minas
            Gerais.


Authorization Acquisition
--------------------------------------------------------------------------------

Telemig Celular, through an auction process held on September 21st, 2004, submitted the highest offer for the acquisition of the authorization for exploitation of the Personal Mobile Service (SMP) in the "E" frequency band, in the municipalities of Sector 3 of Region I of the General Concession Plan (Plano Geral de Outorga - PGO), knows as the Triangulo Mineiro region. The value offered by Telemig Celular was R$9.7 million, representing a premium of 80.5% in relation to the original referred price of R$ 5.4 million.


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


The Triangulo Mineiro region has a population of approximately 1.8 million inhabitants and a personal mobile service penetration rate estimated at 30%.

Outlook
--------------------------------------------------------------------------------

Telemig Celular expects mobile penetration, within the Company's area, to increase from the current level of 30% to 33% by year-end. For the fourth quarter of 2004, Telemig Celular expects to maintain gross sales share at approximately 35-40%. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid clients. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.0% to 3.0%. Total capital expenditures for the year are expected to reach approximately R$300 million to R$340 million.

                               *******************




For additional information please contact:

                       Telemig Celular Participacoes S.A.
                          Investor Relations Department
                Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                       Phones: (55 61) 429-5673/5616/5617
                              Fax: (55 61) 429-5626
                           E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.




                                   NEXT EVENTS
--------------------------------------------------------------------------------
Conference Call
--------------------------------------------------------------------------------
Phone:  (888) 396-9925  (US  Participants) / 1 (712) 271-0001  (International
     Participants)
--------------------------------------------------------------------------------
Date: November 05, 2004
--------------------------------------------------------------------------------
Time: 09:00 a.m. (EDT) / 12:00 p.m. (Brasilia)
--------------------------------------------------------------------------------
APIMEC SP
--------------------------------------------------------------------------------
Venue: Hotel Intercontinental
--------------------------------------------------------------------------------
Date: November 10, 2004
--------------------------------------------------------------------------------
Time: 04:00 p.m.
--------------------------------------------------------------------------------
APIMEC BH
--------------------------------------------------------------------------------
Venue: Telemig Celular S.A.
--------------------------------------------------------------------------------
Date: November 23, 2004
--------------------------------------------------------------------------------
Time: 6:00 p.m.
--------------------------------------------------------------------------------


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www.telemigholding.com.br                                    3Q04 Results - 8/13

                                                         OPERATIONAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                               2003                        2004                                      Var. %
-----------------------------------------------------------------------------------------------------------------
                                    3rd Quarter 4th Quarter  1st Quarter   2nd Quarter   3rd Quarter     YTD       3Q04/2Q04)
------------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)              16.8         16.8         16.8          16.8        16.8        16.8         0.0%
------------------------------------------------------------------------------------------------------------------------------------
Clients                             2,170,117    2,321,620    2,410,403     2,519,139   2,595,567   2,595,567         3.0%
  Postpaid                            680,443      707,835      712,257       733,537     731,985     731,985        -0.2%
  Prepaid                           1,489,674    1,613,785    1,698,146     1,785,602   1,863,582   1,863,582         4.4%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                 61           65           59            58          68          62        16.9%
  Prepaid                                  36           35           29            28          28          29        -1.0%
MOU Outgoing
  Postpaid                                134          148          133           141         135         136        -4.7%
  Prepaid                                  10           12            9             9           9           9         2.4%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic (Million of      317.3        360.5        329.0         352.9       345.6      1027.4        -2.1%
Minutes)
Total Incoming Traffic (Million of      277.9        294.3        272.0         273.7       303.1       848.8        10.7%
Minutes)
------------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User -ARPU (R$)      38.1         39.5         36.5          35.8        31.8        34.6       -11.2%
  Postpaid                               80.1         85.9         82.8          82.8        75.4        80.3        -9.0%
  Prepaid                                18.4         18.6         16.7          16.2        14.3        15.7       -11.9%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ 000)
  Monthly Fee                          58,675       60,747       61,028        60,063      58,920     180,011        -1.9%
  Outgoing Traffic                     81,312       94,145       88,248        91,734      78,070     258,052       -14.9%
  Incoming Traffic                    101,674      108,562      104,524       108,421      98,888     311,834        -8.8%
  Other                                10,970       11,755       16,229        17,444      19,315      52,988        10.7%
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL                               252,631      275,209      270,029       277,662     255,193     802,884        -8.1%
------------------------------------------------------------------------------------------------------------------------------------
Data Revenues (% of net serv.             3.2%         3.8%         4.2%          4.4%        5.2%        4.6%        0.8 p.p.
revenues)
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ 000)
  Leased lines                          8,406        7,499        8,411         8,122       6,856      23,389       -15.6%
  Interconnection                      36,533       42,887       40,462        48,146      30,728     119,336       -36.2%
  Rent and network maintenance          7,943        8,386        9,550        10,395      10,581      30,527         1.8%
  FISTEL and other taxes               12,238       13,078       12,387        13,005      11,867      37,259        -8.8%
  Other                                 6,082        6,379        6,831         3,065       7,308      17,204       138.4%
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                71,202       78,229       77,641        82,733      67,341     227,715       -18.6%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                  18.8%        28.8%        27.4%         31.1%       34.1%       30.9%        3.0p.p.
  Postpaid                               22.2%        21.6%        21.9%         23.2%       21.4%       22.2%       -1.8p.p.
  Prepaid                                17.2%        32.1%        29.7%         34.4%       39.1%       34.6%        4.7p.p.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                  130          115           97           113         121         111         6.7%
Retention Costs (% of net serv.           7.9%         9.1%         7.6%          9.3%       11.0%        9.3%        1.7 p.p.
revenues)
CAPEX (R$ millions)                      16.0         26.8         23.2          17.6        72.5       113.2       312.9%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served                347          373          373           373         384         384         2.9%
Number of cell sites                      735          744          743           745         741         741        -0.5%
Number of switches                         13           13           13            13          13          13         0.0%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                               1,892        1,982        1,919         1,928       1,976       1,976         2.5%
Estimated Market Share                     60%          58%          56%           53%         51%         51%        2.3 p.p.
------------------------------------------------------------------------------------------------------------------------------------


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www.telemigholding.com.br                                    3Q04 Results - 9/13

                                           INCOME STATEMENT (BR GAAP)
                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                       2003                              2004                                      Var. %
-----------------------------------------------------------------------------------------------------------
                               3rd Quarter 4th Quarter  1st Quarter  2nd Quarter  3rd Quarter      YTD          (3Q04 2Q04)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS          333,275     363,565      355,606     369,648      347,224     1,072,478        -6%
Equipment Revenues - GROSS         30,265      35,972       24,447      35,739       26,520        86,706       -26%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS            363,540     399,537      380,053     405,387      373,744     1,159,184        -8%
Taxes                             (86,480)    (94,814)     (91,094)   (100,543)     (99,461)     (291,098)       -1%

Service Revenues - NET            252,631     275,209      270,029     277,662      255,193       802,884        -8%
Equipment Revenues - NET           24,429      29,514       18,930      27,182       19,090        65,202       -30%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET              277,060     304,723      288,959     304,844      274,283       868,086      -100%
------------------------------------------------------------------------------------------------------------------------------------

Cost of Services                   71,202      78,229       77,641      82,733       67,341       227,715       -19%
Cost of Equipment                  26,019      33,526       21,895      36,384       24,825        83,104       -32%
Selling & Marketing Expenses       37,619      41,007       33,081      39,637       45,536       118,254        15%
Bad Debt Expense                    4,564       1,672        6,231       5,911        5,192        17,334       -12%
General & Administrative           13,747      15,794       15,183      15,292       17,822        48,297        17%
Expenses
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                            123,909     134,495      134,928     124,887      113,567       373,382       -9%
%                                    49.0%       48.9%        50.0%       45.0%        44.5%         46.5%       0.5p.p.
------------------------------------------------------------------------------------------------------------------------------------

Depreciation & Amortization        46,919      127,887      60,695      59,204       57,797       177,696       -2%
Interest Expenses(1)               22,133       27,188      23,443      22,179       27,313        72,935       23%
Interest Income                   (39,606)     (31,486)    (35,563)    (56,550)     (18,872)     (110,985)     -67%
Foreign Exchange Loss               8,856       (5,891)      8,264      37,486      (46,465)         (715)    -224%
Others                              1,688        8,145       3,510       4,480        6,204        14,194       38%
Income Taxes                       23,822       (1,646)     32,385      10,931       21,303        64,619       95%
Minority Interests                  9,988        2,162       9,459       7,444       10,603        27,506       42%
------------------------------------------------------------------------------------------------------------------------------------

Net Income                         50,109        8,136      32,735      39,713       55,684       128,132       40%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)   346,751,938  346,751,938 346,751,938 350,072,111  350,072,111   350,072,111      0.0%
Earnings per thousands shares       0.145        0.023       0.094       0.113        0.159         0.366     40.2%
(R$)
Earnings per ADS(R$)                2.890        0.469       1.888       2.269        3.181         7.320     40.2%
------------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 3Q03 - R$5,231 thousand; 4Q03 R$16,561 thousand; 1Q04 - R$7,375 thousand; 2Q04- R$13,854 thousand; and, 3Q04-
R$11,611 thousand.


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


                                            BALANCE SHEET (BR GAAP)
                                                                                                     (in R$ 000)
---------------------------------------------------------------------------------------------------------------
                                3Q04       2Q04                                       3Q04         2Q04
---------------------------------------------------------------------------------------------------------------
Current Assets                                      Current
                                                    Liabilities

Cash & cash equivalents         953,983   914,104   Loans &                         202,476      214,139
                                                    Financing

Accounts Receivable             166,715   156,661   Loan Interest                    11,085       14,577

Taxes Receivable                 82,123    75,932   Suppliers                        97,019       72,275

Other Assets                     59,867    76,856   Taxes Payable                    34,285       31,400
                            -----------------------
                              1,262,688 1,223,553   Dividends                        14,978       15,033

                                                    Other Current Liabilities        48,422       36,291
                                                                                  ------------------------
                                                                                    408,265      383,715

Long-term Assets                213,812   236,744

                                                    Loans & Financing               391,235      446,558

Deferred Assets                      --        --
                                                    Other Long-term Liabilities      48,736       47,846

Plant & Equipment
Cost                          1,541,613 1,469,165   Minority Interest               128,536      117,933

Accumulated Depreciation     (1,039,029) (986,781)
                            -----------------------
                                502,584   482,384    Shareholders' Equity          1,002,313    946,630

---------------------------------------------------------------------------------------------------------------
                              1,979,084 1,942,681                                  1,979,084  1,942,681
---------------------------------------------------------------------------------------------------------------


                            DEBT POSITION (BR GAAP)

                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                  3Q04
                      ----------------------------------------------------------
Debt                         R$          US$        Currency Basket    Total
                                                        Index
--------------------------------------------------------------------------------
Short term                 63,258      115,327          23,891         202,476

Long Term                  10,542      372,730           7,963         391,235

--------------------------------------------------------------------------------
Total                      73,800      488,057          31,854         593,711
--------------------------------------------------------------------------------



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


                                            CASH FLOW (BR GAAP)

                                                                                               (in R$ 000)
----------------------------------------------------------------------------------------------------------
                                                                             3Q04              YTD
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Operating Activities:
----------------------------------------------------------------------------------------------------------
Net income                                                                  55,684            128,132
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities

  Depreciation and amortization                                             57,797            177,696
  Monetary variation and foreign exchange loss (principal)                 (58,827)             2,163
  Unrealized income on hedging operations                                   30,865              9,097
  Deferred income taxes and social charges                                  (8,687)           (16,673)
  Minority interest                                                         10,603             27,506
  Other                                                                         --               (898)
Changes in operating assets and liabilities                                 33,072             38,702
                                                                        ----------------------------------
Net cash provided by operating activities                                  120,507            365,725
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Investing Activities:
----------------------------------------------------------------------------------------------------------
  Proceeds from sale of property, plant and equipment                           93                572
  Investment acquisition                                                        --                 --
  Capital expenditures                                                     (72,507)          (113,235)
                                                                        ----------------------------------
Net cash used in investing activities                                      (72,414)          (112,663)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Financing Activities:
----------------------------------------------------------------------------------------------------------
  New loans                                                                     --            227,053
  Amortization of loans                                                     (8,159)          (124,599)
  Payment of dividends and interest on capital                                 (55)           (44,246)
                                                                        ----------------------------------
Net cash from (used in) financing activities                                (8,214)            58,208
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        39,879            311,270
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                         914,104            642,713
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                               953,983            953,983
----------------------------------------------------------------------------------------------------------



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


                           GLOSSARY OF KEY INDICATORS


I) Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

       Sum of deactivations/Sum of average monthly opening customers for the 3 months x 12
        ----------------------------------------------------------------
                                        3
b) Churn % - year to date

     YTD deactivations/Sum of avg monthly opening customers since beginning of the year x 12
     ----------------------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

Number of total billable minutes for the period/Average customers for the period
--------------------------------------------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       ------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
  ----------------------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
                 Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash
                                Equivalents ) -
     ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing -
                   (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities


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